Dreyfus
Institutional Preferred
Money Market Fund

SEMIANNUAL REPORT September 30, 2007





Dreyfus
A BNY Mellon Company℠

The views expressed in this report reflect those of the portfolio manager only through the end of the period covered and do not necessarily represent the views of Dreyfus or any other person in the Dreyfus organization. Any such views are subject to change at any time based upon market or other conditions and Dreyfus disclaims any responsibility to update such views. These views may not be relied on as investment advice and, because investment decisions for a Dreyfus fund are based on numerous factors, may not be relied on as an indication of trading intent on behalf of any Dreyfus fund.

Contents



LETTER TO SHAREHOLDERS

Dear Shareholder:

We are pleased to present this semiannual report for Dreyfus Institutional Preferred Money Market Fund for the six-month period ended September 30, 2007. During the reporting period, the fund produced an annualized yield of 5.27%. Taking into account the effects of compounding, the fund also produced an annualized effective yield of 5.40%.[1]

A Worsening Credit Crisis Prompted Fed Intervention

When the reporting period began, slowing economic growth and moderate inflationary pressures, including a robust labor market, led most investors to believe that the Federal Reserve Board (the "Fed") would remain on the sidelines for much of 2007. On one hand, housing prices continued to slide and consumer sentiment deteriorated in April and May. On the other hand, a key measure of inflation, the core personal consumption price index, rose by 2.2% in May, suggesting that inflation could be a more persistent problem than expected.

In June, signs of stronger economic growth contributed to higher yields on longer-term bonds. Following its June 28 meeting, the Fed stated that it was not yet convinced of the sustainability of lower inflationary pressures. In addition, the Fed suggested that higher levels of resource utilization could fuel inflation in the future. It later was announced that the U.S. GDP grew at an annualized rate of 3.8% in the second quarter of 2007, lending credence to the Fed's inflation-fighting bias.

July proved to be a difficult month for the financial markets, as intensifying housing and lending concerns sparked a sharp repricing of risk. Substantial declines in equities and the more credit-sensitive fixed-income sectors occurred when rising delinquencies and defaults appeared to spread from the sub-prime mortgage sector to home equity borrowers with good credit histories. Sales of existing homes slid to the slowest pace in almost five years, and sales of new single-family homes dropped by a significantly greater amount than had been expected. This led to concerns that consumers would cut back on spending, potentially threatening the economic expansion. In addition, tightness in the credit markets created turmoil in other areas, including the inter-bank lending market and the commercial paper and syndicated loan markets.

Although the Fed refrained from adjusting monetary policy at its meeting in early August, the ongoing credit crisis prompted some analysts to call for intervention. The Fed did so on August 17, when it reduced the discount rate by 50 basis points and relaxed some collateral requirements to promote market liquidity and stability. In the statement accompanying the discount rate cut, the Fed indicated that "the downside risks to growth have increased appreciably."

The Fed followed up at its scheduled meeting in September with additional reductions of 50 basis points in both the discount rate and the federal funds rate, sending them to 5.25% and 4.75%, respectively. The Fed stated that its actions were designed to ease conditions in the money markets and prevent a spillover into the broader economy. These actions appeared to be warranted, as fallout from the sub-prime mortgage crisis included $13 billion in subprime-related asset write-downs by three major investment banks, a sharp increase in foreclosure filings and a surge in canceled home sales contracts due to borrowers' inability to secure loan commitments.

The Fed has indicated that it intends to closely monitor new economic data in order to determine if further rate cuts are warranted. At the same time, continued strength in oil, gold and other commodity prices—as well as surprising growth in exports, a significantly lower trade deficit and a low 4.7% unemployment rate—make it clear that the specter of inflation remains, and that the Fed has a delicate balancing act on its hands in its efforts to forestall a recession while controlling the rate of inflation.

Caution Remains Warranted in Uncertain Markets

As the credit crisis took hold and the Fed began to cut short-term interest rates, yield differences widened along the market's maturity range, creating more attractive opportunities among longer-dated money market instruments than had been available for some time. Meanwhile, demand for money market instruments surged as investors engaged in a "flight to quality," shifting assets from riskier investments to money market funds.

In this relatively uncertain environment, we generally maintained the fund's weighted average maturity in a range we considered to be in line with industry averages. However, we occasionally took advantage of opportunities to capture incrementally higher yields from money market instruments with maturities up to four months.

As of the reporting period's end, we believe that further easing of monetary policy is possible if housing markets continue to weaken, but the timing of additional rate reductions remains uncertain due to inflation concerns. As always, we are prepared to alter the fund's strategy as market conditions evolve.



Patricia A. Larkin
Senior Portfolio Manager

October 15, 2007
New York, N.Y.

An investment in the fund is not insured or guaranteed by the FDIC or any other government agency. Although the fund seeks to preserve the value of your investment at $1.00 per share, it is possible to lose money by investing in the fund.

[1] *Annualized effective yield is based upon dividends declared daily and reinvested monthly. Past performance is no guarantee of future results. Yields fluctuate.*

UNDERSTANDING YOUR FUND'S EXPENSES (Unaudited)

As a mutual fund investor, you pay ongoing expenses, such as management fees and other expenses. Using the information below, you can estimate how these expenses affect your investment and compare them with the expenses of other funds. You also may pay one-time transaction expenses, including sales charges (loads) and redemption fees, which are not shown in this section and would have resulted in higher total expenses. For more information, see your fund's prospectus or talk to your financial adviser.

Review your fund's expenses

The table below shows the expenses you would have paid on a $1,000 investment in Dreyfus Institutional Preferred Money Market Fund from April 1, 2007 to September 30, 2007. It also shows how much a $1,000 investment would be worth at the close of the period, assuming actual returns and expenses.

Expenses and Value of a $1,000 Investment
assuming actual returns for the six months ended September 30, 2007

Expenses paid per $1,000†	$ .51
Ending value (after expenses)	$1,026.70

COMPARING YOUR FUND'S EXPENSES
WITH THOSE OF OTHER FUNDS (Unaudited)

Using the SEC's method to compare expenses

The Securities and Exchange Commission (SEC) has established guidelines to help investors assess fund expenses. Per these guidelines, the table below shows your fund's expenses based on a $1,000 investment, assuming a hypothetical 5% annualized return. You can use this information to compare the ongoing expenses (but not transaction expenses or total cost) of investing in the fund with those of other funds. All mutual fund shareholder reports will provide this information to help you make this comparison. Please note that you cannot use this information to estimate your actual ending account balance and expenses paid during the period.

Expenses and Value of a $1,000 Investment
assuming a hypothetical 5% annualized return for the six months ended September 30, 2007

Expenses paid per $1,000†	$ .51
Ending value (after expenses)	$1,024.50

† *Expenses are equal to the fund's annualized expense ratio of .10%, multiplied by the average account value over the period, multiplied by 183/366 (to reflect the one-half year period).*

STATEMENT OF INVESTMENTS

September 30, 2007 (Unaudited)

Negotiable Bank Certificates of Deposit−38.4%	Principal Amount ($)	Value ($)
Banca Monte dei Paschi di Siena SpA (London) (Yankee) 5.80%−5.86%, 10/12/07−12/13/07	300,000,000	300,001,998
Bank of Scotland PLC (London) 5.52%, 12/20/07	150,000,000	150,000,000
Barclays Bank PLC (Yankee) 5.08%−5.50%, 11/15/07−3/19/08	400,000,000	400,000,000
Bayerische Hypo-und Vereinsbank AG (Yankee) 5.31%, 10/11/07	50,000,000	50,000,000
Credit Agricole (London) 5.31%, 10/12/07	200,000,000	200,000,000
DEPFA BANK PLC (Yankee) 5.32%, 11/13/07	400,000,000 a	400,000,000
HBOS Treasury Services PLC (London) 5.80%, 12/11/07	225,000,000	225,000,000
Landesbank Hessen-Thuringen Girozentrale (London) 5.31%−5.32%, 11/9/07−11/26/07	300,000,000	300,000,000
Mizuho Corporate Bank (Yankee) 5.32%, 11/27/07	100,000,000	100,000,000
Royal Bank of Scotland PLC (Yankee) 5.48%−5.68%, 11/19/07−12/14/07	400,000,000	400,000,000
Societe Generale (Yankee) 5.20%−5.32%, 11/13/07−1/4/08	425,000,000	425,000,000
Svenska Handelsbanken (Yankee) 5.53%, 11/14/07	200,000,000	200,000,000
UBS AG (Yankee) 5.06%−5.50%, 3/12/08−3/19/08	450,000,000	450,000,000
UniCredito Italiano SpA (London) (Yankee) 5.24%−5.31%, 11/7/07−12/21/07	400,000,000	400,000,000
Total Negotiable Bank Certificates of Deposit (cost $4,000,001,998)		**4,000,001,998**

Commercial Paper−38.3%		
Alpine Securitization Corp. 6.15%, 10/11/07	50,000,000 a	49,915,000
ASB Finance Ltd. 5.23%−5.32%, 10/9/07−12/20/07	285,000,000 a	283,620,514
Atlantic Asset Securitization LLC 5.32%, 10/23/07	100,000,000 a	99,679,167
Atlantis One Funding Corp. 5.32%, 10/12/07	100,000,000 a	99,839,583

Commercial Paper (continued)	Principal Amount ($)	Value ($)
Bank of America Corp.		
5.32%, 12/27/07	50,000,000	49,371,062
Bank of America N.A.		
5.32%, 11/9/07	200,000,000	198,867,483
Beethoven Funding Corp.		
5.33%, 10/29/07	93,000,000 a	92,619,888
Chariot Funding LLC		
5.26%–5.27%, 10/10/07–10/22/07	177,578,000 a	177,259,055
Citigroup Funding Inc.		
5.51%–5.57%, 11/27/07–3/7/08	265,000,000	261,217,690
Commerzbank U.S. Finance Inc.		
5.32%, 11/16/07	200,000,000	198,664,722
DnB NOR Bank ASA		
5.31%, 10/11/07	200,000,000	199,711,667
FCAR Owner Trust, Ser. I		
5.33%, 10/17/07	55,000,000	54,872,644
FCAR Owner Trust, Ser. II		
5.33%, 10/23/07	100,000,000	99,678,556
Nationwide Building Society		
5.32%–5.33%, 10/26/07–11/26/07	250,000,000	248,415,083
Northern Rock PLC		
5.32%–5.34%, 10/15/07–11/1/07	450,000,000	448,582,833
Raiffeisen Zentralbank Oesterreich		
5.31%, 11/14/07	50,000,000	49,683,750
Santander Central Hispano		
Finance (Delaware) Inc.		
5.51%, 3/14/08	200,000,000	195,086,667
Scaldis Capital Ltd.		
5.88%–6.20%, 10/15/07–10/22/07	450,000,000 a	448,818,945
Solitaire Funding Ltd.		
5.70%, 12/17/07	100,000,000 a	98,797,944
Swedbank (ForeningsSparbanken AB)		
5.32%, 10/10/07	100,000,000	99,868,750
Ticonderoga Master Funding Limited		
6.19%, 12/5/07	200,000,000 a	197,797,222
Westpac Banking Corp.		
5.31%–5.32%, 11/13/07–11/15/07	350,000,000	347,782,432
Total Commercial Paper		
(cost $4,000,150,657)		**4,000,150,657**

Corporate Notes–4.8%	Principal Amount ($)	Value ($)
Fifth Third Bancorp		
5.14%, 10/23/07	200,000,000 [b]	200,000,000
Links Finance LLC		
4.83%, 10/16/07	100,000,000 [a,b]	99,999,589
Morgan Stanley		
5.85%, 10/3/07	150,000,000 [b]	150,000,000
Sigma Finance Inc.		
4.82%, 1/15/08	50,000,000 [a,b]	49,999,272
Total Corporate Notes		
(cost $499,998,861)		**499,998,861**

Time Deposits–10.5%		
ABN AMRO Bank N.V. (Grand Cayman)		
5.19%, 10/1/07	300,000,000	300,000,000
Banca Intesa SpA (Grand Cayman)		
5.06%, 10/1/07	284,000,000	284,000,000
Key Bank U.S.A., N.A. (Grand Cayman)		
4.00%, 10/1/07	206,000,000	206,000,000
Regions Bank (Grand Cayman)		
4.00%, 10/1/07	300,000,000	300,000,000
Total Time Deposits		
(cost $1,090,000,000)		**1,090,000,000**

Repurchase Agreements–7.9%		
Bear Stearns Cos. Inc.		
5.40%, dated 9/28/07, due 10/1/07 in the amount of $200,090,000 (fully collateralized by $280,576,951 Corporate Bonds, 0%-18%, due 9/15/09-10/19/39, value $206,002,488)	200,000,000	200,000,000
Citigroup Global Markets Holdings Inc.		
5.40%, dated 9/28/07, due 10/1/07 in the amount of $100,045,000 (fully collateralized by $125,010,535 Corporate Bonds, 6.40%-6.958%, due 3/1/12-12/29/49, value $103,000,001)	100,000,000	100,000,000
Deutsche Bank Securities		
5.40%, dated 9/28/07, due 10/1/07 in the amount of $250,112,500 (fully collateralized by $2,386,762,361 Corporate Bonds, .306%-7.64%, due 8/15/11-12/10/49, value $257,500,000)	250,000,000	250,000,000

Repurchase Agreements (continued)	Principal Amount ($)	Value ($)
Greenwich Capital Markets		
5.35%, dated 9/28/07, due 10/1/07 in the amount of $50,022,292 (fully collateralized by $51,831,910 Corporate Bonds, 5.50%-6%, due 4/1/37-9/1/37, value $51,001,072)	50,000,000	50,000,000
Merrill Lynch & Co. Inc.		
5.35%, dated 9/28/07, due 10/1/07 in the amount of $120,053,500 (fully collateralized by $134,417,006 Corporate Bonds, 7.875%-13.25%, due 5/2/11-11/15/16, value $126,000,369)	120,000,000	120,000,000
Morgan Stanley		
5.40%, dated 9/28/07, due 10/1/07 in the amount of $100,045,000 (fully collateralized by $103,000,000 Corporate Bonds, 0%, due 10/1/07, value $102,940,260)	100,000,000	100,000,000
Total Repurchase Agreements (cost $820,000,000)		**820,000,000**
Total Investments (cost $10,410,151,516)	**99.9%**	**10,410,151,516**
Cash and Receivables (Net)	**.1%**	**8,580,449**
Net Assets	**100.0%**	**10,418,731,965**

[a] Securities exempt from registration under Rule 144A of the Securities Act of 1933. These securities may be resold in transactions exempt from registration, normally to qualified institutional buyers. At September 30, 2007, these securities amounted to $2,098,346,179 or 20.1% of net assets.

[b] Variable rate security—interest rate subject to periodic change.

Portfolio Summary (Unaudited)[†]

	Value (%)		Value (%)
Banking	83.2	Asset-Backed/Structured	
Repurchase Agreements	7.9	Investment Vehicles	1.4
Asset-Backed/Multi-Seller Programs	2.8	Brokerage Firms	1.4
Asset-Backed/Certificates	1.7		
Asset-Backed/Single Seller	1.5		**99.9**

[†] Based on net assets.

See notes to financial statements.

STATEMENT OF ASSETS AND LIABILITIES

September 30, 2007 (Unaudited)

	Cost	Value
Assets ($):		
Investments in securities–See Statement of Investments –Note 1(b):	10,410,151,516	10,410,151,516
Interest receivable		36,943,937
		10,447,095,453
Liabilities ($):		
Due to The Dreyfus Corporation and affiliates–Note 2(a)		631,458
Cash overdraft due to Custodian		2,732,030
Payable for investment securities purchased		25,000,000
		28,363,488
Net Assets ($)		**10,418,731,965**
Composition of Net Assets ($):		
Paid-in capital		10,419,687,027
Accumulated net realized gain (loss) on investments		(955,062)
Net Assets ($)		**10,418,731,965**
Shares Outstanding		
(unlimited number of $.001 par value shares of Beneficial interest authorized)		10,419,687,027
Net Asset Value, offering and redemption price per share ($)		**1.00**

See notes to financial statements.

STATEMENT OF OPERATIONS

Six Months Ended September 30, 2007 (Unaudited)

Investment Income ($):	
Interest Income	**252,145,446**
Expenses:	
Management fee–Note 2(a)	**4,679,060**
Investment Income–Net	**247,466,386**
Net Realized Gain (Loss) on Investments–Note 1(b) ($)	**20,278**
Net Increase in Net Assets Resulting from Operations	**247,486,664**

See notes to financial statements.

STATEMENT OF CHANGES IN NET ASSETS

	Six Months Ended September 30, 2007 (Unaudited)	Year Ended March 31, 2007
Operations ($):		
Investment income–net	247,466,386	388,562,712
Net realized gain (loss) on investments	20,278	–
Net Increase (Decrease) in Net Assets Resulting from Operations	**247,486,664**	**388,562,712**
Dividends to Shareholders from ($):		
Investment income–net	**(247,466,386)**	**(388,562,712)**
Beneficial Interest Transactions ($1.00 per share):		
Net proceeds from shares sold	21,374,977,123	39,247,648,688
Dividends reinvested	235,523,522	370,456,888
Cost of shares redeemed	(19,406,624,351)	(37,935,714,548)
Increase (Decrease) in Net Assets from Beneficial Interest Transactions	**2,203,876,294**	**1,682,391,028**
Total Increase (Decrease) in Net Assets	**2,203,896,572**	**1,682,391,028**
Net Assets ($):		
Beginning of Period	8,214,835,393	6,532,444,365
End of Period	**10,418,731,965**	**8,214,835,393**

See notes to financial statements.

FINANCIAL HIGHLIGHTS

The following table describes the performance for the fiscal periods indicated. Total return shows how much your investment in the fund would have increased (or decreased) during each period, assuming you had reinvested all dividends and distributions. These figures have been derived from the fund's financial statements.

	Six Months Ended September 30, 2007 (Unaudited)	Year Ended March 31,				
		2007	2006	2005	2004	2003
Per Share Data ($):						
Net asset value, beginning of period	1.00	1.00	1.00	1.00	1.00	1.00
Investment Operations:						
Investment income−net	.026	.052	.037	.016	.010	.017
Distributions:						
Dividends from investment income−net	(.026)	(.052)	(.037)	(.016)	(.010)	(.017)
Net asset value, end of period	1.00	1.00	1.00	1.00	1.00	1.00
Total Return (%)	5.33[a]	5.30	3.72	1.64	1.05	1.67
Ratios/Supplemental Data (%):						
Ratio of total expenses to average net assets	.10[a]	.10	.10	.10	.10	.10
Ratio of net investment income to average net assets	5.27[a]	5.19	3.62	1.59	1.04	1.65
Net Assets, end of period ($ x 1,000)	10,418,732	8,214,835	6,532,444	8,830,437	10,716,974	9,584,753

[a] Annualized.

See notes to financial statements.

NOTE TO FINANCIAL STATEMENTS (Unaudited)

NOTE 1—Significant Accounting Policies:

Dreyfus Institutional Preferred Money Market Fund (the "fund") is a separate diversified series of Dreyfus Institutional Preferred Money Market Funds (the "Company"), which is registered under the Investment Company Act of 1940, as amended (the "Act"), as an open-end management investment company and operates as a series company currently offering two series, including the fund. The fund's investment objective is to provide investors with as high a level of current income as is consistent with the preservation of capital and the maintenance of liquidity. The Dreyfus Corporation (the "Manager" or "Dreyfus") serves as the fund's investment adviser. On July 1, 2007, Mellon Financial Corporation ("Mellon Financial") and The Bank of New York Company, Inc. merged, forming The Bank of New York Mellon Corporation ("BNY Mellon"). As part of this transaction, Dreyfus became a wholly-owned subsidiary of BNY Mellon. MBSC Securities Corporation (the "Distributor"), a wholly-owned subsidiary of the Manager, is the distributor of the fund's shares, which are sold to the public without a sales charge.

It is the fund's policy to maintain a continuous net asset value per share of $1.00; the fund has adopted certain investment, portfolio valuation and dividend and distribution policies to enable it to do so. There is no assurance, however, that the fund will be able to maintain a stable net asset value per share of $1.00.

The fund's financial statements are prepared in accordance with U.S. generally accepted accounting principles, which may require the use of management estimates and assumptions. Actual results could differ from those estimates.

The fund enters into contracts that contain a variety of indemnifications. The fund's maximum exposure under these arrangements is unknown. The fund does not anticipate recognizing any loss related to these arrangements.

(a) Portfolio valuation: Investments in securities are valued at amortized cost in accordance with Rule 2a-7 of the Act, which has been determined by the Board of Trustees to represent the fair value of the fund's investments.

The Financial Accounting Standards Board ("FASB") released Statement of Financial Accounting Standards No. 157 "Fair Value Measurements" ("FAS 157"). FAS 157 establishes an authoritative definition of fair value, sets out a framework for measuring fair value, and requires additional disclosures about fair-value measurements. The application of FAS 157 is required for fiscal years beginning after November 15, 2007 and interim periods within those fiscal years. Management does not believe that the application of this standard will have a material impact on the financial statements of the fund.

(b) Securities transactions and investment income: Securities transactions are recorded on a trade date basis. Realized gain and loss from securities transactions are recorded on the identified cost basis. Interest income, adjusted for accretion of discount and amortization of premium on investments, is earned from settlement date and recognized on the accrual basis. Cost of investment represents amortized cost.

The fund may enter into repurchase agreements with financial institutions, deemed to be creditworthy by the Manager, subject to the seller's agreement to repurchase and the fund's agreement to resell such securities at a mutually agreed upon price. Securities purchased subject to repurchase agreements are deposited with the fund's custodian and, pursuant to the terms of the repurchase agreement, must have an aggregate market value greater than or equal to the terms of the repurchase price plus accrued interest at all times. If the value of the underlying securities falls below the value of the repurchase price plus accrued interest, the portfolio will require the seller to deposit additional collateral by the next business day. If the request for additional collateral is not met, or the seller defaults on its repurchase obligation, the fund maintains its right to sell the underlying securities at market value and may claim any resulting loss against the seller.

(c) Dividends to shareholders: It is the policy of the fund to declare dividends daily from investment income-net. Such dividends are paid monthly. Dividends from net realized capital gain, if any, are normally declared and paid annually, but the fund may make distributions on a more frequent basis to comply with the distribution requirements of the Internal Revenue Code of 1986, as amended (the "Code"). To the extent that a net realized capital gain can be offset by capital loss carryovers it is the policy of the fund not to distribute such gain.

(d) Federal income taxes: It is the policy of the fund to continue to qualify as a regulated investment company, if such qualification is in the best interests of its shareholders, by complying with the applicable provisions of the Code, and to make distributions of taxable income sufficient to relieve it from substantially all federal income and excise taxes.

The FASB released FASB Interpretation No. 48 "Accounting for Uncertainty in Income Taxes" (FIN 48). FIN 48 provides guidance for how uncertain tax positions should be recognized, measured, presented and disclosed in the financial statements. FIN 48 requires the evaluation of tax positions taken or expected to be taken in the course of preparing the fund's tax returns to determine whether the tax positions are "more-likely-than-not" of being sustained by the applicable tax authority. Tax positions not deemed to meet the more-likely-than-not threshold would be recorded as a tax benefit or expense in the current year. Adoption of FIN 48 is required for fiscal years beginning after December 15, 2006 and is to be applied to all open tax years as of the effective date. Management does not believe that the application of this standard will have a material impact on the financial statements of the fund.

The fund has an unused capital loss carryover of $975,340 available to be applied against future net securities profits, if any, realized subsequent to March 31, 2007. If not applied, $23,566 of the carryover expires in fiscal 2012 and $951,774 expires in fiscal 2013.

The tax character of distributions paid to shareholders during the fiscal year ended March 31, 2007 was all ordinary income. The tax character of current year distributions will be determined at the end of the current fiscal year.

At September 30, 2007, the cost of investments for federal income tax purposes was substantially the same as the cost for financial reporting purposes (see the Statement of Investments).

NOTE 2—Management Fee and Other Transactions With Affiliates:

(a) Pursuant to a management agreement with the Manager, the management fee is computed at the annual rate of .10% of the value of the fund's average daily net assets and is payable monthly. The Manager has agreed to pay all of the fund's expenses except the management fee.

The components of "Due to The Dreyfus Corporation and affiliates" in the Statement of Assets and Liabilities consist of: management fees $631,458.

INFORMATION ABOUT THE REVIEW AND APPROVAL OF THE FUND'S MANAGEMENT AGREEMENT (Unaudited)

At meetings of the Board of Trustees of the Company held on July 19-20, 2007, the Board considered the re-approval of the fund's Management Agreement for another one year term, pursuant to which the Manager provides the fund with investment advisory and administrative services. The Board members, none of whom are "interested persons" (as defined in the Investment Company Act of 1940, as amended) of the Company, were assisted in their review by independent legal counsel and met with counsel in executive session separate from representatives of the Manager.

Analysis of Nature, Extent and Quality of Services Provided to the Fund. The Board members received a presentation from representatives of the Manager regarding services provided to the fund and other funds in the Dreyfus fund complex, and discussed the nature, extent and quality of the services provided to the fund pursuant to the fund's Management Agreement. The Manager's representatives reviewed the fund's distribution of accounts and the relationships the Manager has with various intermediaries and the different needs of each. The Board noted that the fund's shares were offered only to institutions. The Manager's representatives noted the diversity of distribution among the funds in the Dreyfus fund complex, and the Manager's corresponding need for broad, deep and diverse resources to be able to provide ongoing shareholder services to each distribution channel, including that of the fund. The Board also reviewed the number of shareholder accounts in the fund, as well as the fund's asset size.

The Board members also considered the Manager's research and portfolio management capabilities and that the Manager also provides oversight of day-to-day fund operations, including fund accounting and administration and assistance in meeting legal and regulatory requirements, and the Manager's extensive administrative, accounting and compliance infrastructure.

Comparative Analysis of the Fund's Management Fee, Expense Ratio and Performance. The Board members reviewed reports prepared by Lipper, Inc., an independent provider of investment company data, which included information comparing the fund's management fee

and expense ratio with a group of comparable funds (the "Expense Group") and with a broader group of funds (the "Expense Universe") that were selected by Lipper. Included in these reports were comparisons of contractual and actual management fee rates, total operating expenses and performance. The Manager furnished these reports to the Board along with a description of the methodology Lipper used to select the Expense Group and Expense Universe.

The Board reviewed the results of the Expense Group and Expense Universe comparisons. The Board reviewed the range of management fees and expense ratios of the funds in the Expense Group and Expense Universe, and noted that the fund's expense ratio ranked in the first quintile (among the lowest expense ratios) of the Expense Group and Expense Universe.

The Board members also reviewed the reports prepared by Lipper that presented the fund's performance and comparisons of performance to a group of comparable funds (the "Performance Group") that were composed of the same funds included in the Expense Group and to a broader group of funds (the "Performance Universe"). The Board noted that the fund's performance was above the medians of the Performance Group and Performance Universe for the reported periods ended May 31, 2007, noting that the fund's performance for the 1-, 2-, 4- and 5-year periods was the highest of the Performance Group.

Representatives of the Manager reviewed with the Board members the fees paid to the Manager or its affiliates by mutual funds managed by the Manager or its affiliates with similar investment objectives, policies and strategies, and included within the same Lipper category, as the fund (the "Similar Funds"). Representatives of the Manager also noted that there were no other accounts managed or sub-advised by the Manager or its affiliates with similar investment objectives, policies and strategies as the fund. Noting the fund's "unitary fee" structure, the Board analyzed the differences in fees paid to the Manager and discussed the relationship of the management fees paid in light of the services provided; it was noted that the Similar Funds had comparable or higher management fees than the fee borne by the fund. The Board members considered the relevance of the fee information provided for the Similar Funds managed by the Manager to evaluate the appropriateness and reasonableness of the fund's management fees.

<u>Analysis of Profitability and Economies of Scale.</u> The Manager's representatives reviewed the dollar amount of expenses allocated and profit received by the Manager and the method used to determine such expenses and profit. The Board previously had been provided with information prepared by an independent consulting firm regarding the Manager's approach to allocating costs to, and determining the profitability of, individual funds and the entire Dreyfus mutual fund complex. The Board members also had been informed that the methodology had been reviewed by an independent registered public accounting firm which, like the consultant, found the methodology to be reasonable. The consulting firm also analyzed where any economies of scale might emerge in connection with the management of the fund. The Board members evaluated the profitability analysis in light of the relevant circumstances for the fund, including any decline in assets, and the extent to which economies of scale would be realized if the fund grows and whether fee levels reflect these economies of scale for the benefit of fund shareholders. The Board members also considered potential benefits to the Manager from acting as investment adviser to the fund, and noted that there were no soft dollar arrangements with respect to trading the fund's portfolio.

It was noted that the Board members should consider the Manager's profitability with respect to the fund as part of their evaluation of whether the fee under the Management Agreement bears a reasonable relationship to the mix of services provided by the Manager, including the nature, extent and quality of such services. It was noted that the profitability percentage for managing the fund was within ranges determined by appropriate court cases to be reasonable given the services rendered and that the profitability percentage for managing the fund was not unreasonable given the services provided.

At the conclusion of these discussions, the Board agreed that it had been furnished with sufficient information to make an informed business decision with respect to continuation of the fund's Management Agreement. Based on the discussions and considerations as described above, the Board made the following conclusions and determinations with respect to the fund:

- The Board concluded that the nature, extent and quality of the services provided by the Manager to the fund are adequate and appropriate.
- The Board was satisfied with the fund's performance.
- The Board concluded that the fee paid to the Manager by the fund was reasonable in light of the services provided, comparative performance and expense and management fee information, costs of the services provided and profits to be realized and benefits derived or to be derived by the Manager from its relationship with the fund.
- The Board determined that the economies of scale which may accrue to the Manager and its affiliates in connection with the management of the fund had been adequately considered by the Manager in connection with the management fee rate charged to the fund, and that, to the extent in the future it were determined that material economies of scale had not been shared with the fund, the Board would seek to have those economies of scale shared with the fund.

The Board members considered these conclusions and determinations, along with the information received on a routine and regular basis throughout the year, and, without any one factor being dispositive, the Board determined that re-approval of the fund's Management Agreement was in the best interests of the fund and its shareholders.

For More Information

**Dreyfus Institutional
Preferred Money Market Fund**
200 Park Avenue
New York, NY 10166

Manager

The Dreyfus Corporation
200 Park Avenue
New York, NY 10166

Custodian

The Bank of New York
One Wall Street
New York, NY 10286

**Transfer Agent &
Dividend Disbursing Agent**

Dreyfus Transfer, Inc.
200 Park Avenue
New York, NY 10166

Distributor

MBSC Securities Corporation
200 Park Avenue
New York, NY 10166

Telephone Call your Dreyfus Investments Division representative or 1-800-346-3621

E-mail Access Dreyfus Investments Division at www.dreyfus.com.
You can obtain product information and E-mail requests for information or literature.

Mail Dreyfus Investments Division, 144 Glenn Curtiss Boulevard, Uniondale, NY 11556-0144

The fund files its complete schedule of portfolio holdings with the Securities and Exchange Commission ("SEC") for the first and third quarters of each fiscal year on Form N-Q. The fund's Forms N-Q are available on the SEC's website at http://www.sec.gov and may be reviewed and copied at the SEC's Public Reference Room in Washington, DC. Information on the operation of the Public Reference Room may be obtained by calling 1-202-551-8090.

Information regarding how the fund voted proxies relating to portfolio securities for the 12-month period ended June 30, 2007, is available on the SEC's website at http://www.sec.gov and without charge, upon request, by calling 1-800-645-6561.



0194SA0907

Dreyfus
Institutional Preferred
Plus Money Market Fund

SEMIANNUAL REPORT September 30, 2007



Dreyfus
A BNY Mellon Company℠

The views expressed in this report reflect those of the portfolio manager only through the end of the period covered and do not necessarily represent the views of Dreyfus or any other person in the Dreyfus organization. Any such views are subject to change at any time based upon market or other conditions and Dreyfus disclaims any responsibility to update such views. These views may not be relied on as investment advice and, because investment decisions for a Dreyfus fund are based on numerous factors, may not be relied on as an indication of trading intent on behalf of any Dreyfus fund.

Not FDIC-Insured • Not Bank-Guaranteed • May Lose Value

Contents

The Fund



LETTER TO SHAREHOLDERS

Dear Shareholder:

We are pleased to present this semiannual report for Dreyfus Institutional Preferred Plus Money Market Fund for the six-month period ended September 30, 2007. During the reporting period, the fund produced an annualized yield of 5.21%. Taking into account the effects of compounding, the fund also produced an annualized effective yield of 5.34%.[1]

A Worsening Credit Crisis Prompted Fed Intervention

When the reporting period began, slowing economic growth and moderate inflationary pressures, including a robust labor market, led most investors to believe that the Federal Reserve Board (the "Fed") would remain on the sidelines for much of 2007. On one hand, housing prices continued to slide and consumer sentiment deteriorated in April and May. On the other hand, a key measure of inflation, the core personal consumption price index, rose by 2.2% in May, suggesting that inflation could be a more persistent problem than expected.

In June, signs of stronger economic growth contributed to higher yields on longer-term bonds. Following its June 28 meeting, the Fed stated that it was not yet convinced of the sustainability of lower inflationary pressures. In addition, the Fed suggested that higher levels of resource utilization could fuel inflation in the future. It later was announced that the U.S. GDP grew at an annualized rate of 3.8% in the second quarter of 2007, lending credence to the Fed's inflation-fighting bias.

July proved to be a difficult month for the financial markets, as intensifying housing and lending concerns sparked a sharp repricing of risk. Substantial declines in equities and the more credit-sensitive fixed-income sectors occurred when rising delinquencies and defaults appeared to spread from the sub-prime mortgage sector to home equity borrowers with good credit histories. Sales of existing homes slid to the slowest pace in almost five years, and sales of new single-family homes dropped by a significantly greater amount than had been expected. This led to concerns that consumers would cut back on spending, potentially threatening the economic expansion. In addition, tightness in the credit markets created turmoil in other areas, including the inter-bank lending market and the commercial paper and syndicated loan markets.

Although the Fed refrained from adjusting monetary policy at its meeting in early August, the ongoing credit crisis prompted some analysts to call for intervention. The Fed did so on August 17, when it reduced the discount rate by 50 basis points and relaxed some collateral requirements to promote market liquidity and stability. In the statement accompanying the discount rate cut, the Fed indicated that "the downside risks to growth have increased appreciably."

The Fed followed up at its scheduled meeting in September with additional reductions of 50 basis points in both the discount rate and the federal funds rate, sending them to 5.25% and 4.75%, respectively. The Fed stated that its actions were designed to ease conditions in the money markets and prevent a spillover into the broader economy. These actions appeared to be warranted, as fallout from the sub-prime mortgage crisis included $13 billion in subprime-related asset write-downs by three major investment banks, a sharp increase in foreclosure filings and a surge in canceled home sales contracts due to borrowers' inability to secure loan commitments.

The Fed has indicated that it intends to closely monitor new economic data in order to determine if further rate cuts are warranted. At the same time, continued strength in oil, gold and other commodity prices—as well as surprising growth in exports, a significantly lower trade deficit and a low 4.7% unemployment rate—make it clear that the specter of inflation remains, and that the Fed has a delicate balancing act on its hands in its efforts to forestall a recession while controlling the rate of inflation.

Caution Remains Warranted in Uncertain Markets

As the credit crisis took hold and the Fed began to cut short-term interest rates, yield differences widened along the market's maturity range, creating more attractive opportunities among longer-dated money market instruments than had been available for some time. Meanwhile, demand for money market instruments surged as investors engaged in a "flight to quality," shifting assets from riskier investments to money market funds.

We generally have maintained the fund's weighted average maturity in a range we considered to be shorter than industry averages, and we believe that further easing of monetary policy may be warranted should economic conditions deteriorate over the near-term. But since the timing and amount of such rate cuts remains uncertain, we are prepared to alter the fund's strategy should market conditions dictate.



Patricia A. Larkin
Senior Portfolio Manager

October 15, 2007
New York, N.Y.

An investment in the fund is not insured or guaranteed by the FDIC or any other government agency. Although the fund seeks to preserve the value of your investment at $1.00 per share, it is possible to lose money by investing in the fund.

[1] *Annualized effective yield is based upon dividends declared daily and reinvested monthly. Past performance is no guarantee of future results. Yields fluctuate. Yield provided reflects the absorption of certain fund expenses by The Dreyfus Corporation pursuant to an undertaking in effect that may be extended, terminated or modified at any time. Had these expenses not been absorbed, the fund's annualized yield and annualized effective yield would have been 5.11% and 5.24%, respectively.*

UNDERSTANDING YOUR FUND'S EXPENSES (Unaudited)

As a mutual fund investor, you pay ongoing expenses, such as management fees and other expenses. Using the information below, you can estimate how these expenses affect your investment and compare them with the expenses of other funds. You also may pay one-time transaction expenses, including sales charges (loads) and redemption fees, which are not shown in this section and would have resulted in higher total expenses. For more information, see your fund's prospectus or talk to your financial adviser.

Review your fund's expenses

The table below shows the expenses you would have paid on a $1,000 investment in Dreyfus Institutional Preferred Plus Money Market Fund from April 1, 2007 to September 30, 2007. It also shows how much a $1,000 investment would be worth at the close of the period, assuming actual returns and expenses.

Expenses and Value of a $1,000 Investment

assuming actual returns for the six months ended September 30, 2007

Expenses paid per $1,000†	$ .00
Ending value (after expenses)	$1,026.00

COMPARING YOUR FUND'S EXPENSES
WITH THOSE OF OTHER FUNDS (Unaudited)

Using the SEC's method to compare expenses

The Securities and Exchange Commission (SEC) has established guidelines to help investors assess fund expenses. Per these guidelines, the table below shows your fund's expenses based on a $1,000 investment, assuming a hypothetical 5% annualized return. You can use this information to compare the ongoing expenses (but not transaction expenses or total cost) of investing in the fund with those of other funds. All mutual fund shareholder reports will provide this information to help you make this comparison. Please note that you cannot use this information to estimate your actual ending account balance and expenses paid during the period.

Expenses and Value of a $1,000 Investment

assuming a hypothetical 5% annualized return for the six months ended September 30, 2007

Expenses paid per $1,000†	$ .00
Ending value (after expenses)	$1,025.00

† *Expenses are equal to the fund's annualized expense ratio of .00%, multiplied by the average account value over the period, multiplied by 183/366 (to reflect the one-half year period).*

STATEMENT OF INVESTMENTS

September 30, 2007 (Unaudited)

Negotiable Bank Certificates of Deposit—18.3%	Principal Amount ($)	Value ($)
American Express Centurion Bank 5.71%, 10/12/07	30,000,000	30,000,000
Banca Monte dei Paschi di Siena SpA (Yankee) 5.84%, 10/11/07	25,000,000	25,000,000
Bank of Nova Scotia (Yankee) 5.65%, 10/15/07	25,000,000	25,000,097
Bank of Tokyo-Mitsubishi Ltd. (Yankee) 5.82%, 10/11/07	25,000,000	25,000,000
Calyon (Yankee) 5.35%, 10/15/07	30,000,000	30,000,000
Toronto Dominion Bank (Yankee) 5.42%, 10/18/07	25,000,000	25,000,000
UniCredito Italiano Bank PLC (London) 5.64%, 10/15/07	25,000,000 [a]	25,000,000
Total Negotiable Bank Certificates of Deposit (cost $185,000,097)		**185,000,097**
Commercial Paper—8.9%		
Abbey National North America LLC 5.20%, 10/1/07	30,000,000	30,000,000
Prudential Funding LLC 5.00%, 10/1/07	30,000,000	30,000,000
Scaldis Capital Ltd. 5.88%, 10/22/07	30,000,000 [a]	29,897,625
Total Commercial Paper (cost $89,897,625)		**89,897,625**
U.S. Treasury Bills—14.8%		
U.S. Treasury Bills 2.86%, 11/23/07 (cost $149,372,833)	150,000,000	**149,372,833**
U.S. Government Agency—19.8%		
Federal Home Loan Bank System 4.00%, 10/1/07 (cost $200,000,000)	200,000,000	**200,000,000**

Time Deposits—8.9%	Principal Amount ($)	Value ($)
M&I Marshall & Ilsley Bank Milwaukee, WI (Grand Cayman) 4.88%, 10/1/07	30,000,000	30,000,000
Manufacturers & Traders Trust Company (Grand Cayman) 5.20%, 10/1/07	30,000,000	30,000,000
Societe Generale (Grand Cayman) 5.00%, 10/1/07	30,000,000	30,000,000
Total Time Deposits (cost $90,000,000)		**90,000,000**

Repurchase Agreements—29.6%		
Banc of America Securities LLC 5.12%, dated 9/28/07, due 10/1/07 in the amount of $75,032,000 (fully collateralized by $27,940,434 Federal Home Loan Mortgage Corp, 4.50%-6.50%, due 10/15/23-9/15/33, value $28,231,411, $31,613,714 Federal National Mortgage Association, 5.50%-9.11%, due 7/25/28-7/25/36, value $32,326,765 and $16,883,287 Government National Mortgage Association, 3%, due 3/16/30, value $15,941,824)	75,000,000	75,000,000
Barclays Financial LLC 5.05%, dated 9/28/07, due 10/1/07 in the amount of $75,031,563 (fully collateralized by $15,697,000 Federal Farm Credit Bank, Notes, 4.875%, due 12/16/15, value $15,825,598, $24,620,000 Federal Home Loan Bank, Bonds, 4.25%, due 5/16/08, value $24,926,847 and $34,942,000 Federal National Mortgage Association, Notes, 4.875%, due 4/10/08, value $35,747,762)	75,000,000	75,000,000
Deutsche Bank Securities 5.10%, dated 9/28/07, due 10/1/07 in the amount of $75,031,875 (fully collateralized by $186,257,120 Federal National Mortgage Association, 0%-7%, due 8/1/18-8/1/37, value $76,500,000)	75,000,000	75,000,000

Repurchase Agreements (continued)	Principal Amount ($)	Value ($)
Greenwich Capital Markets 5.10%, dated 9/28/07, due 10/1/07 in the amount of $75,031,875 (fully collateralized by $598,108,299 Federal Home Loan Mortgage Corp., 1.319%-1.559%, due 4/15/36-7/15/37, value $29,840,637 and $273,742,497 Federal National Mortgage Association, .63%-11.164%, due 6/25/15-8/25/37, value $46,662,640)	75,000,000	75,000,000
Total Repurchase Agreements (cost $300,000,000)		**300,000,000**
Total Investments (cost $1,014,270,555)	**100.3%**	**1,014,270,555**
Liabilities, Less Cash and Receivables	**(.3%)**	**(2,951,333)**
Net Assets	**100.0%**	**1,011,319,222**

a Securities exempt from registration under Rule 144A of the Securities Act of 1933. These securities may be resold in transactions exempt from registration, normally to qualified institutional buyers. At September 30, 2007, these securities amounted to $54,897,625 or 5.4% of net assets.

Portfolio Summary (Unaudited)†

	Value (%)		Value (%)
Goverment Agency	34.6	Insurance	3.0
Banking	33.1		
Repurchase Agreements	29.6		**100.3**

† Based on net assets.
See notes to financial statements.

STATEMENT OF ASSETS AND LIABILITIES

September 30, 2007 (Unaudited)

	Cost	Value
Assets ($):		
Investments in securities–See Statement of Investments (including Repurchase Agreeements of $300,000,000)–Note 1(b):	1,014,270,555	1,014,270,555
Interest receivable		700,050
		1,014,970,605
Liabilities ($):		
Cash overdraft due to Custodian		**3,651,383**
Net Assets ($)		**1,011,319,222**
Composition of Net Assets ($):		
Paid-in capital		1,011,323,632
Accumulated net realized gain (loss) on investments		(4,410)
Net Assets ($)		**1,011,319,222**
Shares Outstanding		
(unlimited number of $.001 par value shares of Beneficial interest authorized)		1,011,323,632
Net Asset Value, offering and redemption price per share ($)		**1.00**

See notes to financial statements.

STATEMENT OF OPERATIONS

Six Months Ended September 30, 2007 (Unaudited)

Investment Income ($):	
Interest Income	**24,935,685**
Expenses:	
Management fee–Note 2(a)	477,407
Less–reduction in management fee due to undertaking–Note 2(a)	(477,407)
Net Expenses	**–**
Investment Income–Net, representing net increase in net assets resulting from operations	**24,935,685**

See notes to financial statements.

STATEMENT OF CHANGES IN NET ASSETS

	Six Months Ended September 30, 2007 (Unaudited)	Year Ended March 31, 2007
Operations ($):		
Investment Income–Net, representing net increase in net assets resulting from operations	**24,935,685**	**40,647,894**
Dividends to Shareholders from ($):		
Investment income–net	**(24,935,685)**	**(40,647,894)**
Beneficial Interest Transactions ($1.00 per share):		
Net proceeds from shares sold	4,796,390,521	6,673,979,099
Dividends reinvested	3,186	454
Cost of shares redeemed	(4,671,239,399)	(6,456,389,411)
Increase (Decrease) in Net Assets from Beneficial Interest Transactions	**125,154,308**	**217,590,142**
Total Increase (Decrease) in Net Assets	**125,154,308**	**217,590,142**
Net Assets ($):		
Beginning of Period	886,164,914	668,574,772
End of Period	**1,011,319,222**	**886,164,914**

See notes to financial statements.

FINANCIAL HIGHLIGHTS

The following table describes the performance for the fiscal periods indicated. Total return shows how much your investment in the fund would have increased (or decreased) during the period, assuming you had reinvested all dividends and distributions. These figures have been derived from the fund's financial statements.

	Six Months Ended September 30, 2007 (Unaudited)		Year Ended March 31,			
		2007	2006	2005	2004	2003
Per Share Data ($):						
Net asset value, beginning of period	1.00	1.00	1.00	1.00	1.00	1.00
Investment Operations:						
Investment income−net	.026	.052	.037	.017	.011	.016
Distributions:						
Dividends from investment income−net	(.026)	(.052)	(.037)	(.017)	(.011)	(.016)
Net asset value, end of period	1.00	1.00	1.00	1.00	1.00	1.00
Total Return (%)	5.27[a]	5.35	3.75	1.69	1.07	1.59
Ratios/Supplemental Data (%):						
Ratio of total expenses to average net assets	.10[a]	.10	.10	.10	.10	.10
Ratio of net expenses to average net assets	−	−	−	−	−	.00[b]
Ratio of net investment income to average net assets	5.21[a]	5.23	3.65	1.80	1.07	1.45
Net Assets, end of period ($ x 1,000)	1,011,319	886,165	668,575	354,840	223,169	232,377

[a] Annualized.
[b] Amount represents less than .01%.
See notes to financial statements.

NOTE 1—Significant Accounting Policies:

Dreyfus Institutional Preferred Plus Money Market Fund (the "fund") is a separate diversified series of Dreyfus Institutional Preferred Money Market Funds (the "Company"), which is registered under the Investment Company Act of 1940, as amended (the "Act"), as an open-end management investment company and operates as a series company currently offering two series, including the fund. The fund's investment objective is to provide investors with as high a level of current income as is consistent with the preservation of capital and the maintenance of liquidity. The fund serves as an investment vehicle for certain other Dreyfus funds as well as for other institutional investors. At September 30, 2007, 100% of the funds outstanding shares were held by other Dreyfus funds. The Dreyfus Corporation (the "Manager" or "Dreyfus") serves as the fund's investment adviser. On July 1, 2007, Mellon Financial Corporation ("Mellon Financial") and the Bank of New York Company, Inc. merged, forming The Bank of New York Mellon Corporation ("BNY Mellon"). As part of this transaction, Dreyfus became a wholly-owned subsidiary of BNY Mellon. MBSC Securities Corporation (the "Distributor"), a wholly-owned subsidiary of the Manager, is the distributor of the fund's shares, which are sold to the public without a sales charge.

It is the fund's policy to maintain a continuous net asset value per share of $1.00; the fund has adopted certain investment, portfolio valuation and dividend and distribution policies to enable it to do so. There is no assurance, however, that the fund will be able to maintain a stable net asset value per share of $1.00.

The fund's financial statements are prepared in accordance with U.S. generally accepted accounting principles, which may require the use of management estimates and assumptions. Actual results could differ from those estimates.

The fund enters into contracts that contain a variety of indemnifications. The fund's maximum exposure under these arrangements is unknown. The fund does not anticipate recognizing any loss related to these arrangements.

(a) Portfolio valuation: Investments in securities are valued at amortized cost in accordance with Rule 2a-7 of the Act, which has been determined by the fund's Board of Trustees to represent the fair value of the fund's investments.

The Financial Accounting Standards Board ("FASB") released Statement of Financial Accounting Standards No. 157 "Fair Value Measurements" ("FAS 157"). FAS 157 establishes an authoritative definition of fair value, sets out a framework for measuring fair value, and requires additional disclosures about fair-value measurements. The application of FAS 157 is required for fiscal years beginning after November 15, 2007 and interim periods within those fiscal years. Management does not believe that the application of this standard will have a material impact on the financial statements of the fund.

(b) Securities transactions and investment income: Securities transactions are recorded on a trade date basis. Realized gain and loss from securities transactions are recorded on the identified cost basis. Interest income, adjusted for accretion of discount and amortization of premium on investments, is earned from settlement date and recognized on the accrual basis. Cost of investments represents amortized cost.

The fund may enter into repurchase agreements with financial institutions, deemed to be creditworthy by the Manager, subject to the seller's agreement to repurchase and the fund's agreement to resell such securities at a mutually agreed upon price. Securities purchased subject to repurchase agreements are deposited with the fund's custodian and, pursuant to the terms of the repurchase agreement, must have an aggregate market value greater than or equal to the terms of the repurchase price plus accrued interest at all times. If the value of the underlying securities falls below the value of the repurchase price plus accrued interest, the portfolio will require the seller to deposit additional collateral by the next business day. If the request for additional collateral is not met, or the seller defaults on its repurchase obligation, the fund maintains its right to sell the underlying securities at market value and may claim any resulting loss against the seller.

(c) Dividends to shareholders: It is the policy of the fund to declare dividends daily from investment income-net. Such dividends are paid monthly. Dividends from net realized capital gain, if any, are normally declared and paid annually, but the fund may make distributions on a more frequent basis to comply with the distribution requirements of the Internal Revenue Code of 1986, as amended (the "Code"). To the extent that a net realized capital gain can be offset by capital loss carryovers, it is the policy of the fund not to distribute such gain.

(d) Federal income taxes: It is the policy of the fund to continue to qualify as a regulated investment company, if such qualification is in the best interests of its shareholders, by complying with the applicable provisions of the Code, and to make distributions of taxable income sufficient to relieve it from substantially all federal income and excise taxes.

The FASB released FASB Interpretation No. 48 "Accounting for Uncertainty in Income Taxes" (FIN 48). FIN 48 provides guidance for how uncertain tax positions should be recognized, measured, presented and disclosed in the financial statements. FIN 48 requires the evaluation of tax positions taken or expected to be taken in the course of preparing the fund's tax returns to determine whether the tax positions are "more-likely-than-not" of being sustained by the applicable tax authority. Tax positions not deemed to meet the more-likely-than-not threshold would be recorded as a tax benefit or expense in the current year. Adoption of FIN 48 is required for fiscal years beginning after December 15, 2006 and is to be applied to all open tax years as of the effective date. Management does not believe that the application of this standard will have a material impact on the financial statements of the fund.

The fund has an unused capital loss carryover of $4,410 available for federal income tax purposes to be applied against future net securities profits, if any, realized subsequent to March 31, 2007. If not applied, $3,783 of the carryover expires in fiscal 2011 and $627 expires in fiscal 2012.

The tax character of distributions paid to shareholders during the fiscal year ended March 31, 2007 was all ordinary income. The tax character of current year distributions will be determined at the end of the current fiscal year.

At September 30, 2007, the cost of investments for federal income tax purposes was substantially the same as the cost for financial reporting purposes (see the Statement of Investments).

NOTE 2—Management Fee and Other Transactions With Affiliates:

(a) Pursuant to a management agreement with the Manager, the management fee is computed at the annual rate of .10% of the value of the fund's average daily net assets and is payable monthly. The Manager has agreed to pay all of the fund's expenses except the management fee. The Manager had undertaken from April 1, 2007 through September 30, 2007 to waive its management fee. The reduction in management fee, pursuant to the undertaking, amounted to $477,407 during the period ended September 30, 2007. This waiver was voluntary, not contractual and can be terminated at any time.

INFORMATION ABOUT THE REVIEW AND APPROVAL OF THE FUND'S MANAGEMENT AGREEMENT (Unaudited)

At meetings of the Board of Trustees of the Company held on July 19-20, 2007, the Board considered the re-approval of the fund's Management Agreement for another one year term, pursuant to which the Manager provides the fund with investment advisory and administrative services. The Board members, none of whom are "interested persons" (as defined in the Investment Company Act of 1940, as amended) of the Company, were assisted in their review by independent legal counsel and met with counsel in executive session separate from representatives of the Manager.

Analysis of Nature, Extent and Quality of Services Provided to the Fund. The Board members received a presentation from representatives of the Manager regarding services provided to the fund and other funds in the Dreyfus fund complex, and discussed the nature, extent and quality of the services provided to the fund pursuant to the fund's Management Agreement. The Manager's representatives reviewed the fund's distribution of accounts and the relationships the Manager has with various intermediaries and the different needs of each. The Board noted that the fund's shares were offered only to institutions. The Manager's representatives noted the diversity of distribution among the funds in the Dreyfus fund complex, and the Manager's corresponding need for broad, deep and diverse resources to be able to provide ongoing shareholder services to each distribution channel, including that of the fund. The Board also reviewed the number of shareholder accounts in the fund, as well as the fund's asset size.

The Board members also considered the Manager's research and portfolio management capabilities and that the Manager also provides oversight of day-to-day fund operations, including fund accounting and administration and assistance in meeting legal and regulatory requirements, and the Manager's extensive administrative, accounting and compliance infrastructure.

Comparative Analysis of the Fund's Management Fee, Expense Ratio and Performance. The Board members reviewed reports prepared by Lipper, Inc., an independent provider of investment company data, which included information comparing the fund's management fee and expense ratio with a group of comparable funds (the "Expense Group") and with a broader group of funds (the "Expense Universe") that were selected by Lipper. Included in these reports were comparisons of contractual and actual management fee rates, total operating expenses and performance. The Manager furnished these reports to the Board along with a description of the methodology Lipper used to select the Expense Group and Expense Universe.

The Board reviewed the results of the Expense Group and Expense Universe comparisons. The Board reviewed the range of management fees and expense ratios of the funds in the Expense Group and Expense Universe, and noted that the fund's expense ratio ranked in the first quintile (and was the lowest expense ratio) of the Expense Group and Expense Universe. The Board considered that the Manager had voluntarily waived its management fee for the reporting period pursuant to an undertaking that is not contractual and may be terminated at any time, and that, absent the undertaking, the fund's expense ratio would continue to be the lowest of the Expense Group.

The Board members also reviewed the reports prepared by Lipper that presented the fund's performance and comparisons of performance to a group of comparable funds (the "Performance Group") that were composed of the same funds included in the Expense Group and to a broader group of funds (the "Performance Universe"). The Board noted that the fund's performance was above the medians of the Performance Group and Performance Universe for the reported periods ended May 31, 2007, and noted that the fund's performance for each of the reported periods was the highest of the Performance Group.

Representatives of the Manager reviewed with the Board members the fees paid to the Manager or its affiliates by mutual funds managed by the Manager or its affiliates with similar investment objectives, policies and strategies, and included within the same Lipper category, as the fund (the "Similar Funds"). Representatives of the Manager also noted that there were no other accounts managed or sub-advised by the Manager or its affiliates with similar investment objectives, policies and strategies as the fund. Noting the fund's "unitary fee" structure, the

Board analyzed the differences in fees paid to the Manager and discussed the relationship of the management fees paid in light of services provided; it was noted that the Similar Funds had comparable or higher management fees than the fee borne by the fund. The Board members considered the relevance of the fee information provided for the Similar Funds managed by the Manager to evaluate the appropriateness and reasonableness of the fund's management fees.

Analysis of Profitability and Economies of Scale. The Manager's representatives reviewed the dollar amount of expenses allocated and profit received by the Manager and the method used to determine such expenses and profit. The Board previously had been provided with information prepared by an independent consulting firm regarding the Manager's approach to allocating costs to, and determining the profitability of, individual funds and the entire Dreyfus mutual fund complex. The Board members also had been informed that the methodology had been reviewed by an independent registered public accounting firm which, like the consultant, found the methodology to be reasonable. The consulting firm also analyzed where any economies of scale might emerge in connection with the management of the fund. The Board members evaluated the profitability analysis in light of the relevant circumstances for the fund, including any decline in assets, and the extent to which economies of scale would be realized if the fund grows and whether fee levels reflect these economies of scale for the benefit of fund shareholders. The Board members also considered potential benefits to the Manager from acting as investment adviser to the fund, and noted that there were no soft dollar arrangements with respect to trading the fund's portfolio.

It was noted that the Board members should consider the Manager's profitability with respect to the fund as part of their evaluation of whether the fee under the Management Agreement bears a reasonable relationship to the mix of services provided by the Manager, including the nature, extent and quality of such services. It was noted that the profitability percentage for managing the fund was within ranges deter-

mined by appropriate court cases to be reasonable given the services
rendered and that the profitability percentage for managing the fund
was not unreasonable given the services provided. The Board also noted
the Manager's voluntary undertaking and its effect on the profitability
of the Manager.

At the conclusion of these discussions, the Board agreed that it had
been furnished with sufficient information to make an informed business decision with respect to continuation of the fund's Management
Agreement. Based on the discussions and considerations as described
above, the Board made the following conclusions and determinations
with respect to the fund:

- The Board concluded that the nature, extent and quality of the services
  provided by the Manager to the fund are adequate and appropriate.
- The Board was satisfied with the fund's performance.
- The Board concluded that the fee paid to the Manager by the fund
  was reasonable in light of the services provided, comparative performance and expense and management fee information (including the
  Manager's voluntary undertaking that may be terminated at any
  time), costs of the services provided and profits to be realized and
  benefits derived or to be derived by the Manager from its relationship with the fund.
- The Board determined that the economies of scale which may
  accrue to the Manager and its affiliates in connection with the management of the fund had been adequately considered by the Manager
  in connection with the management fee rate charged to the fund,
  and that, to the extent in the future it were determined that material economies of scale had not been shared with the fund, the Board
  would seek to have those economies of scale shared with the fund.

The Board members considered these conclusions and determinations, along with the information received on a routine and regular
basis throughout the year, and, without any one factor being dispositive, the Board determined that re-approval of the fund's Management
Agreement was in the best interests of the fund and its shareholders.

For More Information

**Dreyfus Institutional Preferred
Plus Money Market Fund**
200 Park Avenue
New York, NY 10166

Manager

The Dreyfus Corporation
200 Park Avenue
New York, NY 10166

Custodian

The Bank of New York
One Wall Street
New York, NY 10286

**Transfer Agent &
Dividend Disbursing Agent**

Dreyfus Transfer, Inc.
200 Park Avenue
New York, NY 10166

Distributor

MBSC Securities Corporation
200 Park Avenue
New York, NY 10166

Telephone Call your Dreyfus Investments Division representative or 1-800-346-3621

E-mail Access Dreyfus Investments Division at www.dreyfus.com.
You can obtain product information and E-mail requests for information or literature.

Mail Dreyfus Investments Division, 144 Glenn Curtiss Boulevard, Uniondale, NY 11556-0144

The fund files its complete schedule of portfolio holdings with the Securities and Exchange Commission ("SEC") for the first and third quarters of each fiscal year on Form N-Q. The fund's Forms N-Q are available on the SEC's website at http://www.sec.gov and may be reviewed and copied at the SEC's Public Reference Room in Washington, DC. Information on the operation of the Public Reference Room may be obtained by calling 1-202-551-8090.

Information regarding how the fund voted proxies relating to portfolio securities for the 12-month period ended June 30, 2007, is available on the SEC's website at http://www.sec.gov and without charge, upon request, by calling 1-800-645-6561.



0286SA0907